As filed with the Securities and Exchange Commission on August 9, 2005

Registration No. 333-119643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WORLD HEALTH ALTERNATIVES, INC.

Florida	7375	04-3613924
(State or jurisdiction of Incorporation or organization)	(Primary Std. Industrial Classification Code Number)	(IRS Employer ID Number)

777 Penn Center Boulevard, Suite 111, Pittsburgh, Pennsylvania 15235

(412) 829-7800

(Address and telephone number of principal executive offices)

777 Penn Center Boulevard, Suite 111, Pittsburgh, Pennsylvania 15235

(Address of principal place of business or intended principal place of business)

Joseph I. Emas, Esq.

(305) 531-1174

(Name, address and telephone number of agent for service)

(All communications to)

Joseph I. Emas, Esq.

Attorney-at-Law

(305) 531-1174 Telephone (305) 531-1274 Facsimile

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-119643

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

EXPLANATORY NOTE

We have previously registered 31,005,185 common shares pursuant to a Registration Statement on Form SB-2/A filed with the Securities and Exchange Commission on May 20, 2005 (File No. 333-119643), which was derived from the original filing on Form SB-2 filed with the Securities and Exchange Commission on October 25, 2004. The contents of the Registration Statement on Form SB-2/A filed with the Securities and Exchange Commission on May 20, 2005 (File No. 333-119643), are incorporated by reference. The opinions attached to the Registration Statement on Form SB-2/A filed with the Securities and Exchange Commission on May 20, 2005 (File No. 333-119643), under Exhibits 23.1 and 5.1 are hereby incorporated by reference.

The purpose of this Post-Effective Amendment No. 2 to the Registration Statement is to amend and restate the table under the caption “Selling Securityholders” to adjust the names and respective holdings of selling securityholders. There is no change to the total number of shares registered. The registration statement is for registering securities of the same class(es) as were included in an earlier registration statement for the same offering and declared effective by the Commission; this new registration statement is filed prior to the time confirmations are sent or given; and the new registration statement registers securities in an amount and at a price that together represent less than 20% of the maximum aggregate offering price set forth for each class of securities in the “Calculation of Registration Fee” table contained in such earlier registration statement.

Name	Beneficial Relationship with Issuer	Amount Owned Prior to Offering	Amount to be Offered	Percentage Owned Before/After Offering(1)
Alan C. Shoaf	None	219,250	219,250	<1%/0%
Alan C. Shoaf (IRA)	None	75,000	75,000	<1%/0%
Alan Kaufman	None	50,000	50,000	<1%/0%
Anthony Altavilla	None	3,236,600	3,236,600	6.9%/0%
Anthony Marchese	None	23,483	23,483	<1%/0%
Andrew Reckles	None	850,000	850,000	1.5%/0%
Bill Scalese	None	62,922	62,922	<1%/0%
Blackmore Offshore Fund LTD	None	251,845	251,845	<1%/0%
Blackmore Partners LP	None	86,000	86,000	<1%/0%
Blackmore Wallace Parnters	None	192,532	192,532	<1%/0%
Bristol Investment Fund	None	2,828,125	2,828,125	4.9%/0%
Burlingame Equity Investors LP	None	37,000	37,000	<1%/0%
Catherine Williams	None	25,000	25,000	<1%/0%
Cecil Nahmias	None	10,000	10,000	<1%/0%
Cresent International Fund	None	900,000	900,000	1.9%/0%
Christine Shipman	None	50,000	50,000	<1%/0%
Dales Scales	None	3,867	3,867	<1%/0%
Dan Moyer	None	15,000	15,000	<1%/0%
Daniel Dinapoli	None	66,666	66,666	<1%/0%
David M Spehar Jr	None	16,000	16,000	<1%/0%
David Morway & Karen Morway	None	25,000	25,000	<1%/0%
Dom Scalise	None	16,250	16,250	<1%/0%
APF., Inc.	None	150,000	150,000	<1%/0%
Douglas Moore	None	85,000	85,000	<1%/0%
Fred & Nicole Kniphcheer	None	20,834	20,834	<1%/0%
Fuller & Thaler Behavioral Finance Fund	None	1,400,000	1,400,000	2.9%/0%
Gary Dinsel	None	8,000	8,000	<1%/0%

Name	Beneficial Relationship with Issuer	Amount Owned Prior to Offering	Amount to be Offered	Percentage Owned Before/After Offering(1)
Greg Hardesty	None	38,289	38,289	<1%/0%
Greg Thompson	None	50,000	50,000	<1%/0%
Guerilla IRA	None	45,000	45,000	<1%/0%
Guerrilla Partners L.P.	None	209,998	209,998	<1%/0%
H Robert Holmes Trustee	None	25,000	25,000	<1%/0%
HPC Capital Management	None	167,062	167,062	<1%/0%
J.O. Patterson and Co.	None	500,000	500,000	1.1%/0%
Jack Clark	None	1,500	1,500	<1%/0%
Jack Maskowitz	None	60,000	60,000	<1%/0%
James C Jenson	None	250,000	250,000	<1%/0%
James Christenson & Jacquelyn	None	50,000	50,000	<1%/0%
James J Clark	None	50,000	50,000	<1%/0%
Jennie Morrison & Don Morrison	None	5,000	5,000	<1%/0%
JMK Investment Partners LLC	None	115,000	115,000	<1%/0%
John O’Shea	None	5,000	5,000	<1%/0%
Ken Johnson	None	54,330	54,330	<1%/0%
Kent Williams	None	25,000	25,000	<1%/0%
Larry Anlauf	None	39,830	39,830	<1%/0%
Paul Mannion	None	850,000	850,000	1.5%/0%
Mark Squillace	None	5,000	5,000	<1%/0%
Marlin Molinaro	None	235,950	235,950	<1%/0%
Martin A. Lyons	None	5,000	5,000	<1%/0%
Martin Lyons	None	4,000	4,000	<1%/0%
Marvin Mitchell	None	10,000	10,000	<1%/0%
Mary Guba	None	9,000	9,000	<1%/0%
Meyer & Doreen Nahmias	None	10,000	10,000	<1%/0%
Michael H. Weiss	None	40,000	40,000	<1%/0%
Michael Kroll	None	25,000	25,000	<1%/0%
Michael L & Shelly Peterson Trustess	None	442,000	442,000	<1%/0%
Michael Potter	None	149,583	149,583	<1%/0%
Morris & Devora Smith	None	146,500	146,500	<1%/0%
Nancy D Thompson	None	100,000	100,000	<1%/0%
Neil Warden	None	2,000	2,000	<1%/0%
Northern Valley Partners, LLC	None	51,365	51,365	<1%/0%
OBX Capital Group LLC	None	451,200	451,200	<1%/0%
OBX II Fund	None	363,209	363,209	<1%/0%
Palisades Master Fund, L.P.	None	4,974,419	4,974,419	6.6%/0%
Parabolic Investment Fund LTD	None	710,000	710,000	<1%/0%
Professional Traders Fund	None	210,000	210,000	<1%/0%
Reed Clevenger	None	34,860	34,860	<1%/0%
Richard Thompson	None	310,000	310,000	<1%/0%
Richard Thompson & Dwight Thompson Partnership	None	35,000	35,000	<1%/0%
PEF Advisors	None	202,858	202,858	<1%/0%
Ron Nelson	None	87,407	87,407	<1%/0%
Ruth Moore	None	10,000	10,000	<1%/0%
Sam Tancredi	None	210,000	210,000	<1%/0%
Satellite Strategic Finance Associates	None	830,538	830,538	1.8%/0%

Name	Beneficial Relationship with Issuer	Amount Owned Prior to Offering	Amount to be Offered	Percentage Owned Before/After Offering(1)
Diana Milley	None	32,500	32,500	<1%/0%
Stephen Lincks	None	10,000	10,000	<1%/0%
Steve Ginn	None	50,000	50,000	<1%/0%
D Lenert	None	25,000	25,000	<1%/0%
Summit Capital Partners LP	None	109,817	109,817	<1%/0%
The Ascend Fund	None	300,000	300,000	<1%/0%
Joseph Emas	None	50,000	50,000	<1%/0%
Pamela Smith	None	140,000	140,000	<1%/0%

TOTAL		22,010,305	22,010,305	46.9%/0%

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Pittsburgh, Pennsylvania on August 9, 2005.

By:	/s/ RICHARD E. MCDONALD
Richard E. McDonald
President, Chairman of the Board of Directors
August 9, 2005

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on the dates shown.

/s/ JOHN W. HIGBEE
John W. Higbee
Director
August 9, 2005

/s/ FREDERICK R. JACKSON, SR.
Frederick R. Jackson, Sr.
Director
August 9, 2005